UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies

I.

General Identifying Information

1.

Reason fund is applying to deregister (check only one: for descriptions, see Instruction 1 above):

[ ]

Merger

[ ]

Liquidation

[X]

Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ]

Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.

Name of fund:  Kiewit Investment Fund LLLP

3.

Securities and Exchange Commission File No.: 811-21632

4.

Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[ ]

Initial Application

[X ]

Amendment

5.

Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

Kiewit Plaza

3555 Farnam Street

Omaha, Nebraska 68131

 6.

Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

P. Jay Spinola, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019-6099
(212) 728-8970

7.

Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

JPMorgan Chase Bank, N.A.

One Beacon Street

Boston, MA 02108

(617) 366-0668

Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.

Classification of fund (check only one):

[X]

Management Company;

[ ]

Unit investment trust; or

[ ]

Face-amount certificate company.

9.

Subclassification if the fund is a management company (check only one):

[ ]

Open-end

[X]

Closed-end

10.

State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.

Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Hall Capital Partners LLC One Maritime Plaza, 5th Floor San Francisco, CA 94111	Pzena Investment Management, LLC 120 West 45th Street, 20th Floor New York, NY 10036
Payden & Rygel 333 South Grand Avenue Los Angeles, CA 90071	SSgA Funds Management, Inc. State Street Financial Center One Lincoln Street, Boston, MA 02111
Geode Capital Management, LLC One Post Office Square Boston, MA 02109

12.

Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Quasar Distributors LLC

615 East Michigan Street

Milwaukee, WI 53202

13.

If the fund is a unit investment trust (“UIT”) provide:

N/A

(a)

Depositor’s name(s) and address(es):

(b)

Trustee’s name(s) and address(es):

14.

Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ]

Yes

[X]

No

If Yes, for each UIT state:

Name(s):

File No.: 811-______

Business Address:

15.      (a)

Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X]

Yes

[ ]

No

If Yes, state the date on which board vote took place: June 28, 2011

If No, explain:

(b)

Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[  ]

Yes

[X]

No

If Yes, state the date on which the shareholder vote took place:

If No, explain:

Approval from the Fund’s limited partner shareholders is not required under the Fund’s limited liability limited partnership agreement.  In addition, pursuant to Article 5 of the Fund’s limited liability limited partnership agreement, the General Partner of the Fund has irrevocably delegated the management, control and operation of the Fund and its business to the Fund’s board of directors.  As noted above, the Board voted to seek deregistration of the Fund as an investment company at its June 28, 2011 meeting.  Accordingly, no action or approval by the Fund’s General Partner is necessary.

II.

Distributions to Shareholders

16.

Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[ ]

Yes

[ ]

No

(a)

If Yes, list the date(s) on which the fund made those distributions:

(b)

Were the distributions made on the basis of net assets?

[ ]

Yes

[ ]

No

(c)

Were the distributions made pro rata based on share ownership?

[ ]

Yes

[ ]

No

(d)

If No to (b) or (c) above, describe the method of distributions to shareholders.  For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)

Liquidations only:
Were any distributions to shareholders made in kind?

[ ]

Yes

[ ]

No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.

Closed-end funds only:
Has the fund issued senior securities?

[ ]

Yes

[ ]

No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.

Has the fund distributed all of its assets to the fund’s shareholders?

[ ]

Yes

[ ]

No

If No,

(a)

How many shareholders does the fund have as of the date this form is filed?

(b)

Describe the relationship of each remaining shareholder to the fund:

19.

Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ]

Yes

[ ]

No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.

Assets and Liabilities

20.

Does the fund have any assets as of the date this form is filed?
(See question 18 above)

[ ]

Yes

[ ]

No

If Yes,
(a)

Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)

Why has the fund retained the remaining assets?

(c)

Will the remaining assets be invested in securities?

[ ]

Yes

[ ]

No

21.

Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ]

Yes

[ ]

No

If Yes,

(a)

Describe the type and amount of each debt or other liability:

(b)

How does the fund intend to pay these outstanding debts or other liabilities?

IV.

Information About Event(s) Leading to Request For Deregistration

22.

(a)

List the expenses incurred in connection with the Merger or Liquidation:

(i)

Legal expenses:

(ii)

Accounting expenses:

(iii)

Other expenses (list and identify separately):

(iv)

Total expenses (sum of lines (i)-(iii) above):

(b)

How were those expenses allocated?

(c)

Who paid those expenses?

(d)

How did the fund pay for unamortized expenses (if any)?

23.

Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ]

Yes

[ ]

No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.

Conclusion of Fund Business

24.

Is the fund a party to any litigation or administrative proceeding?

[ ]

Yes

[X]

No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

The Fund has been named as a putative member of an as-yet uncertified defendant class of former shareholders of the Tribune Company (the "Defendant Shareholder Class") in an adversary proceeding currently pending in the United States Bankruptcy Court for the District of Delaware.  In that proceeding, the Official Committee of Unsecured Creditors of the Tribune Company seeks, inter alia, the return of certain proceeds paid to members of the Defendant Shareholder Class in connection with the leveraged buyout of the Tribune.  The proceeding has been stayed and it is unclear when that stay will be lifted.  In the event the Defendant Shareholder Class is certified to include the Fund, the amounts at issue in the proceeding will not be material.

25.

Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[X]

Yes

[ ]

No

If Yes, describe the nature and extent of those activities:

In June 2011, the Fund, upon a vote of its board of directors, determined to cease investment operations and liquidate and wind down the Fund according to a Plan of Liquidation adopted by the Board.  Although the Fund has sold all of its interests in liquid securities, certain of the Fund’s assets are invested in interests in private partnerships which the Fund is presently in the process of liquidating.  On November 1, 2011, a tender offer was conducted by Kiewit Finance Group Inc. (see Schedule TO, File No. 005-80956) for the purchase of all outstanding Fund units in order to provide investors with the opportunity to receive their liquidation proceeds in advance of the final sale of the Fund’s remaining assets.  After the close of the tender offer on November 30, 2011, the Fund had 7 remaining investors, including Kiewit Finance Group Inc. and the General Partner.  Upon the final liquidation of the Fund’s assets, any remaining investors, including Kiewit Finance Group Inc., will be entitled to receive the remaining net assets of the Fund in proportion to their holdings of outstanding Fund units.

The Fund is not presently making an offering of securities and does not propose to make any offering of securities.  The Fund will operate as a private investment fund in reliance on Section 3(c)(1) of the Investment Company Act solely for the purpose of and until final liquidation of its remaining assets and distribution of those proceeds to its remaining security holders.

VI.

Mergers Only

26.

(a)

State the name of the fund surviving the Merger:

(b)

State the Investment Company Act file number of the fund surviving the Merger:
811-______

(c)

If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)

If the merger or reorganization agreement had not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Kiewit Investment Fund LLLP, (ii) he is the Chief Executive Officer of Kiewit Investment Fund LLLP, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

/s/ Eric Olson

Eric Olson